As filed with the Securities and Exchange Commission on March 11, 2004

Registration No. 333-101900

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by Global Depositary Receipts

of

ASHANTI GOLDFIELDS COMPANY LIMITED
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
Republic of Ghana
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Christopher R. Sturdy

The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2095

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

For Further Information Contact:

Christopher R. Sturdy
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2095

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by previous Registration Statements on Form F-6 of the registrant (Regis. Nos. 33-87912 and 333-01414).

_______________________

The prospectus consists of the proposed revised form of Global Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of Global Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15 and 18
(iii) The collection and distribution of dividends	Articles number 12, 14 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15 and 16
(v) The sale or exercise of rights	Articles number 13
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 13 and 18
3. Fees and Charges	Article number 7

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of March 14, 1994, as amended and restated as of February 21, 1996, as further amended and restated as of January 6, 2003, and as further amended and restated as of ____________, 2004, among Ashanti Goldfields Company Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of Global Depositary Receipts issued thereunder. –  Filed herewith as Exhibit 1.

b.

Letter agreement among Ashanti Goldfields Company Limited and The Bank of New York relating to pre-release activities. – Previously filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously Filed.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, March 11, 2004.

Legal entity created by the agreement for the issuance of Global Depositary Receipts for Ordinary Shares, with no Par Value, of Ashanti Goldfields Company Limited.

By:

The Bank of New York,
 As Depositary

By: /s/ Vincent J. Cahill, Jr.

Name: Vincent J. Cahill, Jr.

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, ASHANTI GOLDFIELDS COMPANY LIMITED has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Accra, Ghana and London, England, respectively, on March 11, 2004.

ASHANTI GOLDFIELDS COMPANY LIMITED

By: /s/ Sam Esson Jonah Name: Sam Esson Jonah Title: Chief Executive Officer	By: /s/ Srinivasan Venkatakrishnan Name: Srinivasan Venkatakrishnan Title: Finance Director

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on March 11, 2004.

Name

          Title

/s/ Sam Esson Jonah

Chief Executive Officer and Director

Sam Esson Jonah

(Principal Executive Officer)

/s/ Srinivasan Venkatakrishnan

Finance Director and Director

Srinivasan Venkatakrishnan

(Principal Financial and Accounting Officer)

/s/ Michael Ernest Beckett

Chairman of the Board

Michael Ernest Beckett

/s/ Merene Botsio-Phillips

Director

Merene Botsio-Phillips

/s/ Theophilus Ernest Anin

Director

Theophilus Ernest Anin

__________________________________________

Director

The Rt. Hon. The Baroness Chalker of Wallasey PC

/s/ Dr. Chester Arthur Crocker

Director

Dr. Chester Arthur Crocker

__________________________________________

Director

Thomas Richard Gibian

/s/ Gordon Edward Haslam

Director

Gordon Edward Haslam

/s/ Dr. Michael Peter Martineau

Director

Dr. Michael Peter Martineau

_________________________________________

Director

Nicholas Jeremy Morrell

AUTHORIZED U.S. REPRESENTATIVE

THE BANK OF NEW YORK

Authorized U.S. Representative

By: /s/ Vincent J. Cahill, Jr.

Name: Vincent J. Cahill, Jr.

Title: Vice President

INDEX TO EXHIBITS

Exhibit Letter	Exhibit
1

Form of Amended and Restated Deposit Agreement dated as of March 14, 1994, as amended and restated as of February 21, 1996, as further amended and restated as of January 6, 2003, and as further amended and restated as of ____________, 2004, among Ashanti Goldfields Company Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of Global Depositary Receipts issued thereunder.

4	Previously filed.